SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: June 29, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐     Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

June 29, 2010
Ivanhoe Mines announces early exercise of warrants by Rio Tinto
Purchase of shares worth US$393 million
increases Rio Tinto ownership in Ivanhoe Mines to 29.6%
Funds to be used to advance construction of the Oyu Tolgoi
copper-gold mining complex in Mongolia
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, announced today that Rio Tinto has exercised its Series A warrants four months ahead of schedule, providing Ivanhoe Mines with proceeds of US$393.1 million to help fund the development and construction of the Oyu Tolgoi copper-gold mining complex in Mongolia. The warrants entitled Rio Tinto to acquire 46.03 million Ivanhoe Mines common shares at a price of US$8.54 per share.
“Rio Tinto’s early exercise of its warrants is an important step toward securing the financing and funding for Oyu Tolgoi as we move into the first summer of full-scale, site-wide work under the 2010 construction budget,” Mr. Friedland said.
The Series A warrants were acquired by Rio Tinto in October 2006 as part of the private-placement agreement with Ivanhoe Mines. With this transaction, Rio Tinto now has invested approximately US$1.73 billion in Ivanhoe Mines, inclusive of the convertible debt, and increased its ownership in Ivanhoe to approximately 29.6%. Rio Tinto holds additional rights to subscribe for common shares from Ivanhoe’s treasury (see details in accompanying table).
With the receipt of the US$393.1 million from Rio Tinto, Ivanhoe Mines’ current consolidated cash position is approximately US$1.53 billion, of which US$774 million is solely available for use by Ivanhoe Mines, primarily for advancing the construction schedule at Oyu Tolgoi.
Mr. Macken said that Rio Tinto’s past and potential future investments in Ivanhoe now total approximately US$2.5 billion, comprised of the 2006 private-placement agreement, and other financing transactions negotiated in 2007, 2008 and 2010.

	Exercise Price		Proceeds
	(US$ unless noted)	Shares	(US$ millions)
Tranche 1 — completed Oct 2006	$8.18	37,089,883	$303.4
Tranche 2 — completed Oct 2009	$8.38	46,304,473	$388.0
Anti-dilution shares	C$3.15	243,772	$0.6
Equipment repurchased from Rio — completed March 2010	C$16.31	15,000,000	$241.1
Warrants (A) — completed June 2010	$8.54	46,026,522	$393.1
		144,664,650[1]	$1,326.2

Convertible Debt [2]	n/a	up to 45,800,000	Approx. $400.0
Warrants (B) — expire Oct 2011	$8.54 — $9.02	46,026,522	$393.1 to $415.2
Warrants (C)— expire Oct 2012	$10.00	35,000,000	$350.0
Anti Dilution Warrants	C$3.15	1,440,406	$4.3
Projected Rio Tinto investment		272,931,578	$2,473.6 to $2,495.7

1.	Represents approximately 29.6% of Ivanhoe’s issued and outstanding shares as of June 29, 2010.

2.	The Convertible Debt bears interest at LIBOR plus 3.3% and matures on September 12, 2010. The principal amount of $350 million and up to $108 million in interest automatically convert into a maximum of 45.8 million shares at a price of $10.00 per share upon maturity. Based on current interest rates, the amount is expected to approximate 40 million shares ($400 million) on conversion.

Oyu Tolgoi Mine construction underway
Mr. Macken said that with the ramp-up to full construction now well underway, the Oyu Tolgoi workforce has been increased to its current total of 3,100 men and women. Production of copper and gold from Oyu Tolgoi is expected by 2013.
The 2010 Oyu Tolgoi Integrated Development Plan (IDP-10) estimated that the initial capital cost required to achieve production from the open-pit mine on the Southern Oyu deposits is US$4.6 billion. This amount includes US$1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining following the start of production from the open pit. Options to finance the remainder of the estimated capital costs include, but are not limited to, additional potential debt, equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Last month, Ivanhoe signed a joint mandate letter with the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) for evaluation of a major financing package for the construction Oyu Tolgoi. Under terms of the letter, the EBRD and the IFC will consider providing a two-part package consisting of:
•	up to US$300 million each from the EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing; and

•	mobilization of a further US$1.2 billion from commercial lenders under a “B loan” structure.
Ivanhoe Mines also has received expressions of interest from export credit agencies to provide up to US$500 million in direct project debt financing.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to; the objective of attaining commercial production at Oyu Tolgoi in 2013; the US$1.1 billion to be spent advancing underground development at the Hugo North Deposit; the target of completion of the debt financing package in the first quarter of 2011; the possible additional subscriptions from Rio Tinto; the estimated initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits of US$4.6 billion; additional potential debt, equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 29, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary